Mail Stop 6010


      August 12, 2005


Via U.S. Mail and Facsimile to (201) 488-8480

Gary Racicot
President
K-Tronik International Corporation
290 Vincent Avenue, 3rd Floor
Hackensack, NJ 07601


	Re:	K-Tronik International Corporation
		Form 10-KSB for the Year Ended September 30, 2004
		Filed March 9, 2005
	Form 10-QSB for the Fiscal Quarters Ended December 31, 2004, March 31, 2005 and June 30, 2005
      File No. 000-31639


Dear Mr. Racicot:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-KSB for the Fiscal Year Ended September 30, 2004

Report of Independent Registered Public Accounting Firm, page F-2

1. We note that your operations are located in Hackensack, NJ, you are incorporated in the state of Nevada and your audit report was signed by an audit firm based in Toronto, Canada. In accordance with Article
2 of Regulation S-X, we believe that the audit report of a registrant
(that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States. Further guidance may be found in Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission`s website at.
http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm
#P44
2_69217. Please tell us why you selected an auditor licensed outside of the United States to audit your financial statements, in light of the fact that you were incorporated in Nevada. Tell us where the audit was physically performed and where the operations, assets, and management of the company are physically located. Please note that it is your responsibility to provide financial statements audited by an auditor who meets the requirements of Rule 2-01(a) of Regulation S-X.
Please tell us how you determined that you meet the requirements of
Rule 2-01(a) of Regulation S-X. Also, please tell us what consideration you gave to Nevada state laws governing audits of Nevada companies performed by foreign auditors. We may have further comments after reviewing your response.

Exhibit 31.1

2. We note that the certification filed as Exhibit 31.1 was not in the
proper form. You have modified the language of paragraph 4(b) to include the phrase "as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date")." The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except
for the modifications temporarily permitted to be made to the fourth
paragraph of the certification required to be filed as Exhibit
31.1
pursuant to Part III.E of Release No. 8238. Accordingly, please file an amendment to your Form 10-KSB that includes the entire filing together with the correct certification of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-B.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2005

Item 3. Controls and Procedures, page 12

3. We note your statement that your chief executive officer has concluded that "the disclosure controls and procedures in place are adequate to ensure material information and other information requiring disclosure is identified and communicated on a timely basis." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please tell us whether your chief executive officer has concluded your disclosure controls and procedures were effective as of
June 30, 2005, and revise future filings to properly conclude that disclosure controls and procedures were either "effective" or "not effective".

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.












      You may contact Kevin Kuhar, Staff Accountant, at (202) 551-
3662
or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.



								Sincerely,



								Jay Webb
								Reviewing Accountant

Gary Racicot
K-Tronik International Corporation
August 12, 2005
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